SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         Amendment No. 4
                               to
                          SCHEDULE 13G
                               of
                        Harry Engelstein

                    Filed on February 17, 1998


         Information Statement Pursuant to Rules 13d-1 and 13d-2





                        ENGLE HOMES, INC.
       ----------------------------------------------------
                        (Name of Issuer)



                  Common Stock, $0.01 par value
       ---------------------------------------------------
                  (Title of Class of Securities)




                             292896 10 7
       ---------------------------------------------------
                            (Cusip Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

CUSIP NO. 292896 10 7
---------------------

(1)   Name and Social Security No. of Reporting Person
      Harry Engelstein
      -----------------
(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)  (a) [ ] (yes)    (b) [ ] (no)

(3)   SEC Use Only

(4)   Citizenship or Place of Organization      United States
                                           -----------------------

      Number of        (5)     Sole Voting Power        749,219
      Shares Bene-                                      -------
      ficially         (6)     Shared Voting Power            0
      Owned by                                          -------
      Each Report-     (7)     Sole Dispositive Power   749,219
      ing Person
      With             (8)     Shared Dispositive Power       0


(9)   Aggregate Amount Beneficially Owned by Each Reporting
      Person  749,219
              -------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

(11)  Percent of Class Represented by Amount in Row (9)  7.7%
                                                        -------
(12)  Type of Reporting Person (See Instructions)        IN
                                                        -------
Item 1(a).    Name of Issuer:

              Engle Homes, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              123 N.W. 13th Street
              Suite 300
              Boca Raton, Florida 33432

Item 2(a).    Name of Person Filing:

              Harry Engelstein
              (the "Reporting Person")

Item 2(b).    Address of Principal Business Office:

              123 N.W. 13th Street
              Suite 300
              Boca Raton, Florida 33432

Item 2(c).    Citizenship:

              United States

Item 2(d).    Title of Class of Securities:

              Common Stock

Item 2(e).    CUSIP Number:

              292896 10 7

Item 3.       If this statement is filed pursuant to Rules 13d
              -1(b), or 13d-2(b), identify the status of the person filing.

              Not applicable.

Item 4.       Ownership.

              Set forth below is certain information regarding the Reporting Person's beneficial ownership of Common
              Stock of Engle Homes, Inc., as of December 31, 1997.

              (a) Amount beneficially owned: 749,219, including 107,000 shares subject to options

              (b)   Percent of class:  7.7%

              (c)   Number of shares as to which the Reporting
                    Person has:

                    (i)   Sole power to vote or to direct the vote:
                          749,219

                    (ii)  Shared power to vote or direct the vote:
                          0

                    (iii) Sole power to dispose or to direct the
                          disposition of:  749,219

                    (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class.

          If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not Applicable.

                                         SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 17, 1998                       /s/ HARRY ENGELSTEIN
                                        --------------------
                                           Harry Engelstein